Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$6,613	$26,146	$109,597	$84,466	$59,403
Add:
Interest expense	27,480	31,566	21,834	21,885	23,727
Capitalized interest	36	206	86	—	—
Interest portion of rental expense	1,410	1,517	1,332	1,191	1,024
Discount and debt expense amortization	1,461	1,194	1,361	1,498	1,974
Earnings available for fixed charges	$37,000	$60,629	$134,210	$109,040	$86,128
Fixed charges:
Interest expense	$27,480	$31,566	$21,834	$21,885	$23,727
Capitalized interest	36	206	86	—	—
Interest portion of rental expense	1,410	1,517	1,332	1,191	1,024
Discount and debt expense amortization	1,461	1,194	1,361	1,498	1,974
Total fixed charges	$30,387	$34,483	$24,613	$24,574	$26,725
Ratio of earnings to fixed charges	1.2	1.8	5.5	4.4	3.2